
September 7, 2012

Via E-mail
Xiuyuan Fang
Winner Medical Group Inc.
Winner Industrial Park
Bulong Road, Longhua
Shenzhen 518109, People's Republic of China

> **Re: Winner Medical Group Inc.**
> **Schedule 13E-3**
> **Filed August 13, 2012**
> **File No. 5-81108**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 13, 2012**
> **File No. 1-34484**

Dear Mr. Fang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please revise your discussion of this transaction to prominently disclose that this is a going private transaction with Mr. Li, your chairman and chief executive officer, and Ms. Tse, his wife. In this regard, we note that you do not mention in your Schedule 13E-3 or until page 20 of the related proxy statement that this is a "going private transaction." Please revise the Schedule 13E-3 and proxy statement to provide appropriate clarification.

Preliminary Proxy Statement on Schedule 14A

General

2.   Please append the Form 10-K and the recent quarterly reports to the proxy statement since the issuer is not eligible to incorporate by reference. Refer to Item 14(e) and Instruction 2(b) to Item 14 of Schedule 14A.

3.   We note that you define "unaffiliated stockholders" as "stockholders (other than Parent, Merger Sub and their respective affiliates…." Please revise to clarify that you are referring to stockholders other than those affiliated with the issuer, rather than those affiliated with Parent or Merger Sub.

Cover Letter

4.   We note your disclosure on page 3. Please revise to prominently disclose that Mr. Li and Ms. Tse will own 100% of the company after the going private transaction through their respective ownership of Holdco and Parent.

Interests of the Company's Directors and Officers…, page 7

5.   Revise the second-to-last bullet to clarify that the special committee compensation is not contingent upon the success of the merger, as disclosed on page 29.

Litigation Related to the Merger, page 12

6.   Please revise here or at page 51 to describe the facts alleged in the proceedings referenced in your disclosure. Also provide us with copies of the pleadings, including complaints and answers, related to the lawsuits discussed in this section and for any lawsuits filed subsequent to the filing of your preliminary proxy statement.

Special Factors, page 18

7.   Please revise to describe each of the alternatives considered by each filing person and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Background of the Merger, page 20

8.   We note your disclosure in the third paragraph of this section that Mr. Li began contemplating the feasibility of a going private transaction after the company's business strategy shifted from focusing on medical supplies exports to sales of medical and consumer products in the Chinese market. Please clarify when this shift occurred and why it caused Mr. Li to consider a going private transaction.

9.   Please expand your description of the nature of the discussions between Mr. Li and the financing sources referenced in the fourth paragraph of this section. We note your representation that terms and timing of the transaction were not discussed.

10.   Please revise this section, where appropriate, to clarify why the rollover structure was selected and how terms of the rollover arrangement were determined.

11.   We note your disclosure in the final paragraph on page 22 which refers to rollover shares held by "management members." While your disclosure in this paragraph states that Mr. Fang will not participate in the rollover, please clarify, if true, that there are no additional management members (aside from Mr. Li) that will participate.

12.   Refer to item (i) of the penultimate paragraph on page 23. Please revise the "Background of the Merger" to clarify how and when the parties resolved the question of whether the obligations of the Parent and Merger Sub would be guaranteed by creditworthy beneficial owners of the rollover shares.

13.   Revise to clarify the "remaining issues" referenced in the final sentence of the second paragraph on page 24.

14.   Refer to the seventh paragraph on page 25. Your discussion highlights the drawbacks of conducting a market check but does not describe the potential benefits of such a check. Revise here and elsewhere in the prospectus, as appropriate, to balance your disclosure.

Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger, page 27

15.   Please revise this section to expressly state, if true, that the board of directors has determined that the transaction is substantively and procedurally fair to the issuer's unaffiliated shareholders.

The Special Committee, page 27

16.   Please expand the disclosure in the seventh bullet point on page 27 to clarify how this factor favored approval of the merger.

17.   You refer on page 28 to your ability to entertain superior proposals. Please reconcile this statement with the expressed unwillingness of Mr. Li and Ms. Tse to consider the sale of their stakes to any third party and your decision not to conduct a market check. Make appropriate revisions here and under "Summary Term Sheet" to disclose the significance of these developments.

18.   Please refer to the fourth bullet point on page 30. Please revise to describe the restrictions on the conduct of the issuer's business.

19.   Provide the basis for your belief that the liquidation value would be significantly lower than your value as a going concern. Further, the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values. Please more fully explain your reasons for not requesting a liquidation value analysis. State whether William Blair performed a liquidation value analysis or reviewed any liquidation analysis prepared by some other party or person. Furthermore, please state whether the board or any other person directed William Blair not to perform such analysis and whether any other liquidation value analyses exist that could be helpful in determining the company's value relative to the $4.50 merger consideration.

Opinion of the Special Committee's Financial Advisor, page 33

20.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by William Blair during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note the preliminary analysis discussed on June 25, 2012 and the supplemental preliminary public company analysis provided on June 29, 2012.

21.   For each method of analysis, please revise to include comparable information for the issuer or the proposed transaction. We note that you have already included some of the proposed transaction multiples in the summary.

22.   We note that the special committee reached certain conclusions for each method of analysis. With respect to each of the five analyses summarized in this section, please also briefly disclose any conclusions drawn by William Blair from those analyses.

Selected Public Company Analysis, page 35

23.   We note that the companies identified in "U.S. Listed Other Companies" and "U.S. Listed Reverse Takeover Chinese Healthcare Companies" were selected without regard to size of market capitalization, size of enterprise value or size of revenues. With a view to disclosure, please tell us why these search restrictions or similar ones were not applied

and how, if at all, you believe your results were impacted by the decision to include companies of varying sizes in your comparables.

24.   Please clarify how "product and service offering" were considered in your selection criteria.

Selected Transactions Analysis, page 36

25.   With a view towards revised disclosure, please tell us why certain of the values in this section are labeled "not meaningful."

Reasons of the Buying Group for the Merger, page 39

26.   You disclose in the first sentence of this section and in the penultimate paragraph on page 39 that each member of the buyer group "may be deemed" to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons "are" deemed to be affiliates of the company.

27.   It appears that many of the factors cited in support of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons **for** each filing persons' choice to engage in the transaction *at this time* as opposed to any other time in the company's public company history. Please refer to Item 1013(c) of Regulation M-A. This comment applies equally to the disclosure beginning on page 28 describing the company's reasons for undertaking the transaction.

28.   We note your statement that the purpose of the transaction is to enable Parent to acquire 100% control of the company. Please revise to state that the purpose of the transaction is to enable Mr. Li and Ms. Tse to collectively acquire 100% of the company.

Position of the Buyer Group as to Fairness of the Merger, page 39

29.   Refer to the second-to-last paragraph of this section. We note that you have indicated here and throughout the prospectus that factors and considerations set forth in the filing are non-exhaustive. If true, please revise to indicate, in each case, that the relevant discussions contain all material factors and considerations.

Certain Financial Projections, page 44

30.   Please revise to disclose the key assumptions and estimates underlying your projections.

Interests of the Certain Persons in the Merger, page 49

31.   Please quantify and disclose in tabular format the cash amounts to be received by each director and executive officer as a result of the merger, including the number and value of any vested and unvested options, RSUs and warrants that they hold.

Position with the Surviving Corporation, page 50

32.   We note that Mr. Li will continue to serve as chairman and chief executive officer after the merger. Please revise to identify any other continuing officers and directors.

Proxies and Revocation, page 54

33.   Please revise this section to disclose the address to which any stockholder who wishes to revoke a proxy may send an instrument of revocation or later dated proxy. In addition, please disclose what information must be included in an instrument of revocation. Please make similar revisions under the heading "Can I change my vote…" on page 16.

Payment of Solicitation Expenses, page 55

34.   We note your disclosure that "officers, directors and employees" of the Company may solicit proxies. Please identify the class of employees that will be used in connection with the transaction. Refer to Item 1009(b) of Regulation M-A.

Certain Material U.S. Federal Income Tax Consequences, page 71

35.   Please revise to describe the federal income tax consequences to the issuer and to the buyer group. Refer to Item 1013(d) of Regulation M-A.

Cautionary Note Regarding Forward-Looking Statements, page 75

36.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available for statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E). Please amend the proxy statement to remove any reference to the safe harbor provisions, and refrain from referring to the safe harbor provisions in any future filings, press releases or other communication relating to this going private transaction. Also, please revise the disclosure in this section to clarify that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward-looking statements you make in connection with the going private transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at 202-551-3602 or Daniel Morris, Special Counsel, at 202-551-3314 with any questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief

cc: (via e-mail): Megan Tang, Esq.